Lloyds Banking Group plc 25 Gresham Street London, EC2V 7HN 020 7356 1422 direct 020 7356 1014 facsimile

Mr Hugh West
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549
United States of America

7 September 2012

Dear Mr West

Re:	Lloyds Banking Group plc
Form 20-F for the fiscal year ended 31 December 2011
Filed 16 March 2012
File number: 001-15246

Thank you for your letter dated 16 August 2012, setting out the Staff’s comments on the above filing of Lloyds Banking Group plc (the “2011 Form 20-F”). Our responses to the comments are set out in the appendix to this letter. References herein to the “Company” are to Lloyds Banking Group plc and to the “Group” are to the Company and its subsidiaries.

On behalf of the Company, I acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely,

/s/ George Culmer

George Culmer
Group Finance Director
For Lloyds Banking Group plc

Lloyds Banking Group plc is registered in Scotland no. 95000. Registered office: Henry Duncan House, 120 George Street, Edinburgh EH2 4LH

To facilitate the staff’s review, we reproduced the comments from your letter in bold face text. Our response follows each comment.

Comment 1

Business, page 4

Other Legal Actions and Regulatory Matters, page 8

We note your disclosure here and on page F-98 (Note 54: Contingent Liabilities and Commitments) that the Group does not currently expect the final outcome of any such matters (legal actions) to have a material adverse effect on its financial position.  Please expand your disclosure in future filings to discuss how such matters will affect your operations and cash flows.

The Group discloses separately in note 54 those legal, regulatory and other matters that the Group believes are the most significant, either in terms of developments to date or the potential outcome to the Group. These disclosures do not, however, cover all threatened or actual legal proceedings, regulatory investigations, regulatory challenges and enforcement actions in which the Group is involved.  The Other Legal Actions and Regulatory Matters paragraph on pages 8 and F-98 of the Form 20-F discloses this fact and the Group’s view that it does not expect the final outcome of any such matters to have a material adverse effect on its financial position.

The Group has in the past, and will continue, to provide additional disclosures relating to the impact on the Group’s operations or cashflows of the specified legal, regulatory and other matters that the Group believes are material.  In addition, as applicable, the Group will make the following (or substantially similar) disclosure in future Form 20-F filings regarding the Other Legal Actions and Regulatory Matters that are not believed to be material:

However, the Group does not currently expect the final outcome of any such matter to have a material adverse effect on either its financial position, operations or cash flows.

Comment 2

Results of Operations – 2011, 2010, and 2009, page 18

Net Interest Income, page 21

We note in footnote 1 to your table and throughout your annual report that during 2011 you revised the treatment of offset accounts and restated the average balances for 2010 and 2009.  Please explain in greater detail the reason for your revision and refer us to the authoritative literature you used to support your accounting treatment.

As disclosed in note 4 on page F-24 of the Company’s Form 20-F for the year ended 31 December 2011, during 2011 the Group implemented a new approach to its allocation methodologies for funding costs and capital. The new methodology is designed to ensure that funding costs allocated to the segments are more directly related to the size and behavioural duration of the asset portfolios; a similar approach is applied to recognise the value to the business arising from the Group’s deposit base. The Group restated its comparative segmental results accordingly.

The new allocation methodologies also impacted the Group’s segmental banking margins, which were also restated. As part of the Group’s work on the restated banking margins, it was recognised that some of the Group’s interest bearing assets were effectively non-interest bearing as the interest-earning asset balance included a number of offset accounts. These are accounts where the customer has both loans and deposits with the Group for which there is a legal right of set-off and which for the purposes of interest calculations the balances are netted, with the customer receiving or being charged an amount based on the net balance. However, as the Group does not intend to settle the principal balances net, IAS 32 paragraph 42(b) requires that the loans and deposits are reported gross on the balance sheet. IFRS does not, however, set out whether an asset should be regarded as interest bearing or non-interest bearing. Given the agreements in place with the customer, the Group believes that it is appropriate to treat the portion of the recognised asset that is offset in commercial terms by a liability and on which, therefore, no interest is receivable, as non-interest bearing.

As the Group uses this basis in its restated margins, it believes that a similar adjustment is required in its disclosures that included, or were based on, interest-earning assets within its Form 20-F Guide 3 disclosures to ensure that they are disclosed on a consistent basis. The impact on average interest earning assets was £11,532 million (or 2 per cent) in 2010 and £16,031 million (or 2 per cent) in 2009. The impact on the net interest margin was 2 basis points in both years. The change did not materially impact the net interest margin trend.

Comment 3

Exposures to Selected Eurozone Countries, page 105

We note that indirect risk is taken into account, where it is determined that counterparties have material direct exposures to the selected countries. We also note that you have established an Eurozone Instability Steering Group in order to monitor developments within the Eurozone on a daily basis, carry out stress testing through detailed scenario analysis and complete appropriate due diligence on the Group’s exposures.  Please expand your disclosure to discuss specific examples of indirect risk exposures identified and considered in your stress scenarios that model a sovereign debt default.  To the extent possible, provide quantitative information regarding the level of indirect exposures identified and factored into your stress analysis.

Whilst recognising that it is not possible to quantify its indirect exposure to any particular country, the Group seeks to understand more fully its exposure to the Specified Countries identified on page 105 of the Group’s 2011 Annual Report on Form 20-F.  This is achieved through the examination of publically available material, such as published financial data by counterparties, rating agency reports, research reports by banks and financial institutions and the European Banking Authority (EBA) Eurozone stress test results for Eurozone banks.  In addition, for counterparties and suppliers to which the Group has significant exposure the Group requests directly from the counterparty or supplier further information on that entity’s Eurozone exposures.

Examples of indirect risk which have been identified are: European banking groups with lending and other exposures to the Specified Countries; corporate customers with operations or significant trade in certain European jurisdictions; major travel operators known to operate in the Specified Countries; and international banks with custodian operations based in certain European locations.

As noted above, this information, obtained from external sources, is not complete and as a result it is not possible to quantify accurately the totality of the Group’s indirect risk to any particular country.  The Group believes that it would be misleading to present aggregated indirect exposures that it knows are potentially materially incomplete, and consistent with all other disclosures in the Group’s financial statements, would not disclose material individual exposures to single counterparties.

Identified indirect exposure information is taken into account when setting limits and determining credit risk appetite for individual counterparties. This forms part of the Group’s credit analysis undertaken at least annually for counterparty and sector reviews, with interim updates performed as necessary. Interim updates would usually be triggered by specific credit events such as rating downgrades, sovereign events or other developments such as spread widening.

The Eurozone Instability Steering Group (EISG) has carried out a number of scenario analyses and rehearsals to test the Group’s resilience to operational and financial issues. Whilst recognising that the indirect exposure information collected by the Group is not exhaustive, these scenarios take into account the indirect risks identified and, to the extent possible, the systemic risk that may arise from the inter-connected nature of the European banking system and credit markets.  Through this work, the Group has developed and refined pre-determined action plans that would be executed in certain scenarios to protect the Group and support our customers.  The plans set out governance requirements and responsibilities for the key actions which would be carried out in the event of an incident and cover risk areas such as payments, liquidity and capital, communications, suppliers and systems, legal, credit, delivery channels and products, employees and customers.

The Company will expand its future Form 20-F filings to include a discussion of indirect risk exposures identified and factored into its scenario analyses, substantially similar to that set out below:

Identified indirect exposure information is taken into account when setting limits and determining credit risk appetite for individual counterparties. This forms part of the Group’s credit analysis undertaken at least annually for counterparty and sector reviews, with interim updates performed as necessary. Interim updates would usually be triggered by specific credit events such as rating downgrades, sovereign events or other developments such as spread widening.  Examples of indirect risk which have been identified are: European banking groups with lending and other exposures to Specified Countries; corporate customers with operations or significant trade in certain European jurisdictions; major travel operators known to operate in the Specified Countries; and international banks with custodian operations based in certain European locations.

The Eurozone Instability Steering Group (EISG) has carried out a number of scenario analyses and rehearsals to test the Group’s resilience to the indirect exposures identified. The Group has developed and refined pre-determined action plans that would be executed in certain scenarios.  The plans set out governance requirements and responsibilities for the key actions which would be carried out and cover risk areas such as payments, liquidity and capital, communications, suppliers and systems, legal, credit, delivery channels and products, employees and customers.

4